Via Facsimile and U.S. Mail
Mail Stop 6010
								January 6, 2006

Mr. George G. Usher
President and Chief Executive Officer
Polydex Pharmaceuticals Limited
421 Comstock Road
Toronto, Ontario  M1L 2H5
Canada

Re:	Polydex Pharmaceuticals Limited
	Form 10-K for Fiscal Year Ended January 31, 2005
	Forms 10-Q for Fiscal Quarters Ended
April 30, 2005, July 31, 2005 and October 31, 2005
      File No. 1-08366

Dear Mr. Usher:

      We have reviewed your December 9, 2005 response letter to our
November 23, 2005 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended January 31, 2005

General

1. Please file your amendment with an amendment number on the cover page. Please refer to Rule 12b-15 of the Exchange Act. Please file updated certifications with your amendments. Please revise your fiscal 2006 Forms 10-Q/A, accordingly.
Financial Statements

Consolidated Statements of Cash Flows

2. We note the investing activity line-item you added in response to our previous comment five. It appears based on the cash balances you previously reported that these amounts represent the net change in cash of your business held for sale. Please revise your disclosure to reclassify these amounts into operating, investing and financing activities, as appropriate as required by paragraph 26 of SFAS 95. Otherwise, please explain to us why these amounts are properly reflected as investing activities.

Notes to Consolidated Financial Statements

Note 12a. Sparhawk Laboratories, Inc., page 15

3. We acknowledge your response to our previous comment six. Please revise your disclosure to specifically indicate the amount of interest accrued and associated deferred gain. In addition, please disclose the amount of the promissory note and the amount of deferred gain, including interest, deducted from this asset on the face of your balance sheet. Please refer to the Interpretive Response to Question 2 of SAB 5:U. Please revise your fiscal 2006 Forms 10-Q, accordingly.

      As appropriate, please amend your Form 10-K for the year ended
January 31, 2005 and Forms 10-Q for the quarters ended April 30, 2005, July 31, 2005 and October 31, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. George G. Usher
Polydex Pharmaceuticals Limited
January 6, 2006
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